Exhibit 8.2

[Cranmore, FitzGerald & Meaney Letterhead]

March 20, 2007

Board of Directors

First Brandon Financial Corporation

2 Park Street, P.O. Box 9

Brandon, Vermont 05733

Dear Board Members:

You have requested our opinion regarding certain federal income tax consequences of the merger of First Brandon Financial Corporation (“First Brandon Financial”) with and into New Hampshire Thrift Bancshares, Inc. (“NHTB”) (the “Merger”) and immediately following the Merger, the merger of First Brandon National Bank (“First Brandon Bank”) with and into Lake Sunapee, Bank, fsp (“Lake Sunapee Bank”) (the “Bank Merger”). Because certain material conditions to the Closing of the Merger have not occurred and facts and circumstances may change between the date hereof and the Closing of the Merger, this opinion is conditioned upon the satisfaction of the conditions to the Closing and the non-occurrence of any fact or circumstance that may have a negative impact on this opinion. We will render a final opinion with respect to certain tax matters in connection with the Closing of the Merger. Capitalized terms used herein but not otherwise defined herein shall have the meaning set forth in the Agreement.

In connection with the opinions expressed below, we have examined and relied upon originals or copies certified or otherwise identified to our satisfaction, of (i) the Agreement and Plan of Merger dated as of December 14, 2006 by and among First Brandon Financial and NHTB (the “Agreement”), (ii) NHBT’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on the date hereof (the “Registration Statement”) and (iii) such corporate records and documents as we have deemed relevant for the purposes of this opinion. We also will have relied upon (i) Certificates of Representation executed by NHBT and Lake Sunapee Bank and First Brandon Financial and First Brandon Bank in a form customary for such purposes and (ii) such additional corporate records and documents as we deem relevant.

In our examination, we have assumed and will assume the authenticity of original documents, the accuracy of copies and the genuineness of signatures. We have also assumed and will assume that the parties to the Agreement and to any other documents examined by us have acted, and will act, in accordance with the terms of such documents. Furthermore, we have assumed and will assume that all representations contained in the Agreement are true and complete in all material respects.

Our opinions set forth below are based upon the existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder, as well as current administrative rulings, notices, procedures and court decisions. Such laws, regulations, administrative rulings, notices, procedures and court decisions may change at any time, and any such change could affect the continuing validity of our opinions set forth below. Similarly, any change in the facts and assumptions stated below, upon which this opinion is based, could modify our conclusions. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof.

This opinion addresses only the specific federal income tax consequences of the Merger and Bank Merger, and it does not address any other federal, state, local or foreign income, estate, gift, transfer, sales, use, excise or other taxes that may result from the Merger or Bank Merger.

FACTS

Merger. Under the Agreement, First Brandon Financial will be merged with and into NHBT with NHBT being the surviving corporation. Pursuant to the terms of the Agreement, upon consummation of the Merger, each First Brandon Financial shareholder will have the right, with respect to each of his or her shares of First Brandon Financial Common Stock, to elect to receive either (i) shares of NHBT Common Stock, (ii) cash, or (iii) a combination of shares of NHBT Common Stock and cash, in each case subject to proration as described below.

Subject to the possibility of a future purchase price adjustment in the event the market price for NHBT Common Stock during the five-day period commencing on the Regulatory Approval Date has fallen as specified in the Agreement and to the proration described below:

•	each Stock Election Share will be converted into 2.67 shares of NHBT Common Stock;

•	each Cash Election Share will be converted into cash in the amount of $44.01;

•	each Non-Election Share will be converted into 2.67 shares of NHBT Common Stock or cash in the amount of $44.01 depending on the application of proration as described below.

The number of shares of First Brandon Financial Common Stock that will be converted into NHBT Common Stock in the Merger must be 80% of the total shares of First Brandon Financial Common Stock issued and outstanding at the Effective Time. Therefore, the Cash Election Shares, Stock Election Shares and the Non-Election Shares are subject to proration to preserve this requirement.

Bank Merger. Immediately following the Merger, First Brandon Bank will be merged with and into Lake Sunapee Bank, with Lake Sunapee Bank as the surviving entity. From and after the effective time of the Bank Merger, the shares of Lake Sunapee Bank’s common stock issued and outstanding immediately prior to the effective time will remain issued and outstanding without any change therein and will constitute the only shares of Lake Sunapee Bank common stock issued and outstanding following the Bank Merger. Each share of First Brandon Bank common stock issued and outstanding prior to the Bank Merger will be, by virtue of the Bank Merger, and without any action on the part of the holder thereof, cancelled.

FEDERAL TAX OPINION

Based on the foregoing and subject to the qualifications set forth in this opinion, it is our opinion that, for federal income tax purposes:

(1)	The Merger will constitute a tax free reorganization described in Section 368(a) of the Code;

(2)	The Bank Merger will not adversely affect the Merger from qualifying as a reorganization within the meaning of Section 368(a)(i)(A) of the Code.

(3)	No gain or loss will be recognized by NHBT, Lake Sunapee Bank, First Brandon Financial or First Brandon Bank by reason of the Merger;

(4)	The exchange of First Brandon Financial Common Stock to the extent exchanged for NHBT Common Stock will not give rise to recognition of gain or loss for federal income tax purposes to the shareholders of First Brandon Financial;

(5)	Subject to adjustment on account of any cash to be received in exchange for shares of First Brandon Financial Common Stock, the basis of the NHBT Common Stock to be received by a First Brandon Financial shareholder will be the same as the basis of the First Brandon Financial Common Stock surrendered pursuant to the Merger in exchange therefore; and

(6)	The holding period of the shares of NHBT Common Stock to be received by a shareholder of First Brandon Financial will include the period during which the shareholder held the shares of First Brandon Financial Common Stock surrendered in exchange therefore, provided the First Brandon Financial Common Stock surrendered is held as a capital asset at the Effective Time.

We hereby consent to the sue of this opinion as an exhibit to the Registration Statement and to the reference thereto and to this firm under “The Merger-Material United States Federal Income Tax Consequences of the Merger” and “Legal Opinions.” In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,

/s/ Cranmore, FitzGerald & Meaney
Cranmore, FitzGerald & Meaney

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